UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.    )*

Kimbell Royalty Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

49435R 102
(CUSIP Number)

David J. Sorkin, Esq.
9 West 57th Street, Suite 4200
New York, NY 10019
(212) 750-8300

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

July 12, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
EIGF Aggregator III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,599,554

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,599,554

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,599,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
TE Drilling Aggregator LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
314,005

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
314,005

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
314,005

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
EIGF Aggregator LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,599,554

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,599,554

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,599,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR Energy Income and Growth Fund I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,599,554

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,599,554

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,599,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR Associates EIGF L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,599,554

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,599,554

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,599,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR Energy Income and Growth Fund I-TE L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
314,005

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
314,005

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
314,005

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR Associates EIGF TE L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
314,005

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
314,005

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
314,005

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR EIGF LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR Upstream Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR Upstream LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,913,559

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,913,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,913,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,913,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 49435R 102
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,913,559

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,913,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,913,559

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive office of the Issuer is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

Item 2.	Identity and Background

(a), (f)	This Schedule 13D is jointly filed by and on behalf of each of

(i)	EIGF Aggregator III LLC, a Delaware limited liability company (“EIGF Aggregator III”)
(ii)	TE Drilling Aggregator LLC, a Delaware limited liability company (“TE Drilling Aggregator”)
(iii)	EIGF Aggregator LLC, a Delaware limited liability company (“EIGF Aggregator”)
(iv)	KKR Energy Income and Growth Fund I L.P., a Delaware limited partnership (“KKR Energy Income”)
(v)	KKR Energy Income and Growth Fund I-TE L.P., a Delaware limited partnership (“KKR Energy Income TE”)
(vi)	KKR Associates EIGF L.P., a Delaware limited partnership (“KKR Associates”)
(vii)	KKR Associates EIGF TE L.P., a Delaware limited partnership (“KKR Associates TE”)
(viii)	KKR EIGF LLC, a Delaware limited liability company (“KKR EIGF”)
(ix)	KKR Upstream Associates LLC, a Delaware limited liability company (“KKR Upstream Associates”)
(x)	KKR Fund Holdings L.P., a Cayman Islands limited partnership (“KKR Fund Holdings”)
(xi)	KKR Upstream LLC, a Delaware limited liability company (“KKR Upstream”)
(xii)	KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”)
(xiii)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”)
(xiv)	KKR & Co. Inc., a Delaware corporation (“KKR & Co.”)
(xv)	KKR Management LLC, a Delaware limited liability company (“KKR Management”)
(xvi)	Henry R. Kravis, a United States citizen; and
(xvii)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xvii) are collectively referred to herein as the “Reporting Persons”).

EIGF Aggregator is the managing member of EIGF Aggregator III. KKR Energy Income is the managing member of EIGF Aggregator. KKR Energy Income TE is the sole member of TE Drilling Aggregator, and KKR Associates TE is the general partner of KKR Energy Income TE. KKR Associates is the general partner of KKR Energy Income. KKR EIGF is the general partner of KKR Associates and the general partner of KKR Associates TE. KKR Upstream Associates is the sole member of KKR EIGF. KKR Fund Holdings and KKR Upstream are the members of KKR Upstream Associates. KKR Fund Holdings is the sole member of KKR Upstream.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings. KKR & Co. is the sole shareholder of KKR Group Holdings. KKR Management is the controlling shareholder of KKR & Co. Messrs. Kravis and Roberts are the designated members of KKR Management.

Each of Messrs. Joseph Bae, William Janetschek, Scott Nuttall and David Sorkin is a director of KKR Fund Holdings GP and KKR Group Holdings, and each of Messrs. Bae, Janetschek, Kravis, Nuttall, Roberts and Sorkin is an executive officer of KKR Group Holdings and KKR & Co. The directors of KKR & Co. (the “KKR Directors”) are listed on Annex A attached hereto.

Each of Messrs. Bae, Janetschek, Nuttall and Sorkin is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of July 23, 2018, a copy of which is attached hereto as Exhibit 99.1.

(b)          The business office for the Reporting Persons and Messrs. Bae, Janetschek, Nuttall and Sorkin and the KKR Directors (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)          EIGF Aggregator III and TE Drilling Aggregator are engaged in the business of investing in securities.

Each of EIGF Aggregator, KKR Energy Income, KKR Energy Income TE, KKR Associates TE, KKR Associates, KKR EIGF, KKR Upstream Associates and KKR Upstream is principally engaged in the business of being a general partner or sole or managing member as described above and managing investments through other partnerships and limited liability companies.

Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Bae, Janetschek, Kravis, Nuttall, Roberts and Sorkin is as an executive of KKR & Co. Inc. and/or one or more of its affiliates.  The present principal occupation of each of the KKR Directors is listed on Annex A.

(d)          During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 28, 2018, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, Haymaker Resources, LP, a Delaware limited partnership and affiliate of the Reporting Persons (“Haymaker Seller”), and Haymaker Services, LLC, a Delaware limited liability company (“Haymaker Services”). Pursuant to the terms of the Purchase Agreement, the Issuer agreed to acquire the equity interests in certain subsidiaries owned by Haymaker Seller for aggregate consideration at closing consisting of (i) $126 million in cash and (ii) the issuance of 6,000,000 Common Units. EIGF Aggregator III and TE Drilling Aggregator are affiliates of Haymaker Seller and, pursuant to the Purchase Agreement, were designated as the recipients of a portion of the Common Units issued as consideration in connection with the Purchase Agreement.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Purchase Agreement and the Voting Agreement, discussed in Item 6 below, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Units, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Units or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of their Common Units or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Units or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, unitholders of the Issuer and other relevant parties or take other actions concerning any extraordinary limited partnership transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the KKR Directors or any of the other individuals named in Item 2 above, have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a) and (b)          The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 26,839,462 Common Units outstanding as of July 12, 2018, as provided to the Reporting Persons by the Issuer.

As of the date of this filing, (i) EIGF Aggregator III may have been deemed to be the beneficial owner of 4,599,554 Common Units, which represented 17.1% of the total number of Common Units outstanding and (ii) TE Drilling Aggregator may have been deemed to be the beneficial owner of 314,005 Common Units, which represented 1.2% of the total number of Common Units outstanding.

Each of EIGF Aggregator (as the managing member of EIGF Aggregator III), KKR Energy Income (as the managing member of EIGF Aggregator), and KKR Associates (as the general partner of KKR Energy Income) may be deemed to be the beneficial owner of the Common Units beneficially owned by EIGF Aggregator, but each disclaims beneficial ownership of such Common Units. Each of KKR Energy Income TE (as the sole member of TE Drilling Aggregator) and KKR Associates TE (as the general partner of KKR Energy Income TE) may be deemed to be the beneficial owner of the Common Units beneficially owned by TE Drilling Aggregator, but each disclaims beneficial ownership of such Common Units.

Each of KKR EIGF (as the general partner of KKR Associates and as the general partner of KKR Associates TE), KKR Upstream Associates (as the sole member of KKR EIGF), KKR Fund Holdings and KKR Upstream (as the members of KKR Upstream Associates), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as a general partner of KKR Fund Holdings and the sole shareholder of KKR Fund Holdings GP), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the controlling shareholder of KKR & Co.) and each of Henry R. Kravis and George R. Roberts (as the designated members of KKR Management) may be deemed to be the beneficial owner of the Common Units beneficially owned by EIGF Aggregator III and TE Drilling Aggregator, for an aggregate of 4,913,559 Common Units, or 18.3% of the total number of Common Units outstanding, but each disclaims beneficial ownership of such Common Units.

None of the other persons named in Item 2 beneficially owns any Common Units. Any beneficial ownership of Common Units by the KKR Directors is listed on Annex A.

(c)          Except as described in Item 3 or elsewhere in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, the KKR Directors or any other person named in Item 2 has effected any transactions in the Common Units during the past 60 days.

(d)          To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported herein.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Purchase Agreement

As described above, on May 28, 2018, the Issuer entered into the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, the Issuer agreed to acquire the equity interests in certain subsidiaries owned by Haymaker Seller for aggregate consideration at closing consisting of (i) $126 million in cash and (ii) the issuance of 6,000,000 Common Units. EIGF Aggregator III and TE Drilling Aggregator are affiliates of Haymaker Seller and, pursuant to the Purchase Agreement, were designated as the recipients of a portion of the Common Units to be received by Haymaker Seller in connection with the Purchase Agreement. The Issuer also entered into a Purchase Agreement (the “HMR Acquisition Purchase Agreement”) by and among the Issuer, Haymaker Minerals & Royalties, LLC, a Delaware limited liability company (“HMR”), and Haymaker Services for the equity interests in certain subsidiaries owned by HMR. The transactions contemplated by the Purchase Agreement and HMR Purchase Agreement are referred to herein as the “Haymaker Transactions.” The Issuer also entered into a Series A Preferred Unit Purchase Agreement with certain affiliates of Apollo Capital Management, L.P. (collectively, “Apollo”) to issue and sell Series A Cumulative Convertible Preferred Units representing limited partner interests in the Issuer.

The Issuer and Haymaker Seller each made certain representations, warranties and covenants in the Purchase Agreement, including to conduct their respective businesses in the ordinary course during the period between the execution of the Purchase Agreement and the closing, subject to certain exceptions. The Issuer, on the one hand, and Haymaker Seller, agreed to indemnify each other and their respective officers, directors, employees, consultants, advisors, representatives and agents against certain losses resulting from breaches of their respective representations, warranties and covenants, subject to certain negotiated limitations and survival periods set forth in the Purchase Agreement.

In addition, pursuant to the terms of the Purchase Agreement, Haymaker Seller agreed, effective as of the closing of the Haymaker Transactions and subject to certain exceptions, that EIGF Aggregator III and TE Drilling Aggregator shall be restricted from disposing of the Common Units for a period of 180 days following the closing.

The Issuer is required under the Purchase Agreement, as soon as reasonably practicable following the closing of the Haymaker Transactions, to use its reasonable best efforts to file an information statement pursuant to Regulation 14C with respect to (i) the Issuer’s proposal to change its U.S. federal income tax status from a partnership to an entity taxable as a corporation and (ii) an amendment to the Issuer’s long-term incentive plan to increase the number of Common Units eligible for issuance under the plan (subject to a cap set forth in the Purchase Agreement) (together, the “Proposals”). In connection with the Proposals, the Issuer and Haymaker Seller have agreed to consult and cooperate in good faith with each other, prior to the time the information statement is filed, regarding the structure of the Proposals. Under the Purchase Agreement, Haymaker Seller agreed, subject to the Issuer’s compliance with its obligations, that EIGF Aggregator III and TE Drilling Aggregator shall sign a written consent or otherwise vote in favor of the Proposals on the record date set by the Issuer’s general partner for such written consent.

References to, and descriptions of, the Purchase Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Purchase Agreement filed hereto as Exhibit 99.3, which is incorporated in its entirety in this Item 6.

Voting Agreement

Upon the closing of the Haymaker Transactions and pursuant to the terms of the Purchase Agreement, the Issuer entered into a voting agreement (the “Voting Agreement”) with EIGF Aggregator III and TE Drilling Aggregator. Pursuant to the terms of the Voting Agreement, EIGF Aggregator III and TE Drilling Aggregator agreed to not dispose of the Common Units for a period of 180 days following the closing. In addition, EIGF Aggregator III and TE Drilling Aggregator agreed, subject to the Issuer’s compliance with its obligations under the Purchase Agreement, to sign a written consent or otherwise vote in favor of the Proposals on the record date set by the Issuer’s general partner for such written consent. The Voting Agreement terminates on January 8, 2019.

References to, and descriptions of, the Voting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Voting Agreement filed hereto as Exhibit 99.4, which is incorporated in its entirety in this Item 6.

Issuer Tax Status Conversion

In connection with the transactions contemplated by the Proposals, the Issuer intends to change its U.S. federal income tax status from a partnership to an entity taxable as a corporation for U.S. federal income tax purposes by means of a “check-the-box” election. Pursuant to the Purchase Agreement, the Issuer and EIGF Aggregator III and TE Drilling Aggregator have agreed to consult and cooperate in good faith on a tax-efficient structure to effectuate the conversion, taking into account (x) the retention of a commercially reasonable tax shield for the benefit of the Issuer and its existing Common Unit holders and (y) structuring options that maximize tax efficiency for the parties in the Haymaker Transactions (including taking into account the availability of future deductions to the taxable income of the Issuer) receiving Common Units in connection with the Haymaker Transactions, which options may include the use of an “up-C” structure and an associated restructuring of the issuance of Common Units issued in connection with the Haymaker Transactions.

Registration Rights Agreement

Upon the closing of the Haymaker Transactions, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with EIGF Aggregator III and TE Drilling Aggregator, Haymaker Management, LLC, affiliates of HMR and affiliates of Apollo (the “Holders”), pursuant to which, among other things, the Issuer will (i) prepare, file with the Securities and Exchange Commission (the “SEC”) and use its reasonable best efforts to cause to become effective within 160 days of the execution of the Registration Rights Agreement, a shelf registration statement (the “Shelf Registration Statement”) with respect to the resale of the Common Units issued to Holders in connection with the foregoing transactions (such Common Units being “Registrable Securities”) that would permit some or all of the Registrable Securities to be resold in registered transactions, (ii) use its reasonable best efforts to maintain the effectiveness of the Shelf Registration Statement while the Holders and each of their transferees that hold Registrable Securities are in possession of Registrable Securities and (iii) under certain circumstances, initiate underwritten offerings for the Registrable Securities.

If the Shelf Registration Statement is not effective prior to the 180th day after the execution of the Registration Rights Agreement, then certain of the Holders will be entitled to certain liquidated damages as set forth in the Registration Rights Agreement.

In addition, the Registration Rights Agreement permits the Holders to request to sell any or all of their Registrable Securities in an underwritten offering that is registered pursuant to a Shelf Registration Statement, subject to certain exceptions, including, among other things, that the gross proceeds from the sale are reasonably expected to exceed $50 million in the aggregate.

References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed hereto as Exhibit 99.5, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement, dated as of July 23, 2018, by and among the Reporting Persons (filed herewith).

99.2	Powers of Attorney (filed herewith).

99.3
Securities Purchase Agreement, dated as of May 28, 2018, by and among Kimbell Royalty Partners, LP, Haymaker Resources, LP and Haymaker Services, LLC (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2018 and incorporated herein in its entirety by reference).

99.4	Voting Agreement, dated as of July 12, 2018 (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 18, 2018 and incorporated herein in its entirety by reference).

99.5
Registration Rights Agreement, dated as of July 12, 2018 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 18, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2018
EIGF AGGREGATOR III LLC

	By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

EIGF AGGREGATOR LLC

	By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

TE DRILLING AGGREGATOR LLC

	By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ENERGY INCOME AND GROWTH FUND I L.P.

	By:	KKR Associates EIGF L.P., its general partner
	By:	KKR EIGF LLC, its general partner

	By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ENERGY INCOME AND GROWTH FUND I-TE L.P.

	By:	KKR Associates EIGF TE L.P., its general partner
	By:	KKR EIGF LLC, its general partner

	By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES EIGF L.P.

By: KKR EIGF LLC, its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES EIGF-TE L.P.

By:	KKR EIGF LLC, its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR EIGF LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR UPSTREAM ASSOCIATES LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR UPSTREAM LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation

Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

John B. Hess	Chief Executive Officer of Hess Corporation

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Former Member, Office of the Chairman of Morgan Stanley

To the best knowledge of the Reporting Persons, none of the persons listed above beneficially owns any Common Units of the Issuer or has engaged in any transactions in Common Units in the previous 60 days.